82-35029

07023105

RECEIVED

2007 MAY -2 A 6:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

April 30, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 82-35029

Enclosed is a Media Release relating to a Joint Venture in respect of Westfield Parramatta with GIC Real Estate. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

Enclosures

dlw 5/8

82-35029

30 April 2007

RECEIVED

2007 MAY -2 A 5:47

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
WESTFIELD PARRAMATTA - NEW JOINT VENTURE WITH GIC REAL ESTATE

Attached is a media release relating to a new joint venture in respect of Westfield Parramatta with GIC Real Estate.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl

82-35029

GIC REAL ESTATE

Westfield

30 April 2007

WESTFIELD GROUP AND GIC REAL ESTATE ENTER A NEW JOINT VENTURE FOR WESTFIELD PARRAMATTA, AUSTRALIA

MEDIA RELEASE

The Westfield Group (ASX: WDC) and GIC Real Estate Pte Ltd (GIC RE), a leading global real estate investor, today announced a $1.4 billion new joint venture in respect of Westfield Parramatta in New South Wales, Australia.

GIC RE's affiliate has acquired a 50% interest in Westfield Parramatta from WDC for $717.5 million which is in line with its book value at 31 December 2006. The joint venture has appointed Westfield as the Property, Leasing and Development Manager of the centre.

Westfield Parramatta is a fully enclosed, five-level super regional shopping centre in the suburb of Parramatta in western Sydney. The centre is one of the largest in Australia with an area of approximately 140,000 square metres and contains major retailers such as David Jones, Myer, Kmart, Target, Woolworths, Coles, Greater Union Cinemas and approximately 500 specialty stores, with links to the Parramatta bus and rail interchange.

As part of the second CBD of Sydney, Parramatta is the demographic and geographic centre of Sydney with exposure to a wide catchment of Sydney's population and access to a retail trade area in excess of $6.7 billion.

"We are very pleased to have formed our first joint venture with GIC RE on one of the prime assets in the Group's Australian portfolio and we look forward to the future expansion of this relationship," said Group Managing Director, Steven Lowy.

Dr Seek Ngee Huat, President of GIC RE said, "This joint venture with the Westfield Group allows us to partner one of the largest retail property groups in the world. With the consistent strong showing by Australia's retail property sector, we are confident that our investment in Westfield Parramatta will enhance the performance of our global portfolio of retail properties such as our interests in Queen Victoria Building in Australia, Bluewater Shopping Centre in Kent, UK, Roma Est in Rome, Italy, and Sunway Pyramid Mall in Malaysia."

- ENDS -

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

GIC REAL ESTATE

Westfield

Westfield Group

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 121 shopping centers in four countries, with a total value in excess of A$60 billion and is the largest retail property group in the world by equity market capitalisation.

About GIC Real Estate Pte Ltd (GIC Real Estate)

GIC Real Estate is the real estate investment arm of the Government of Singapore Investment Corporation. GIC Real Estate manages a multi-billion dollar portfolio of direct and indirect property investments with over 150 investments in more than 30 countries. It is one of the largest institutional investors in Asia and currently ranks amongst the world's top 10 global real estate investment firms.

MEDIA RELEASE

For more information, please contact:

Julia Clarke
Manager Corporate Affairs

Westfield Group
Level 24, 100 William St
Sydney NSW 2011

Tel: +61 2 9358 7426
Email: jclarke@au.westfield.com
Website: westfield.com

Ms Mah Lay Choon
Vice President, Corporate Communications
Administration and Corporate Affairs

GIC Real Estate Pte Ltd
168 Robinson Road #37-01
Capital Tower
Singapore 068912

Tel: +65 6889 6841
Email: mahlaychoon@gic.com.sg
Website: www.gicre.com

END